NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

ACT SEA
SECTION 14(a)
RULE 14a-8(i)(8)
PUBLIC AVAILABILITY May 1, 2009

[redacted]

09005282

April 27, 2009

Thomas A. Hale, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606-1285

Re: TS&W/Claymore Tax-Advantaged Balanced Fund – Omission of Shareholder Proposal Submitted by The Denali Fund Inc. Pursuant to Rule 14a-8

Dear Mr. Hale:

In a letter dated March 24, 2009, you notified the Securities and Exchange Commission ("Commission") of the intent of TS&W/Claymore Tax-Advantaged Balanced Fund (the "Trust") to exclude from its 2009 proxy soliciting materials a shareholder proposal (the "Proposal") submitted by The Denali Fund Inc. (the "Proponent"). The Proposal is contained in a letter from the Proponent dated February 18, 2009. The Proposal states:

> Pursuant to the provisions of the Fund's by-laws and other organizational documents including the Fund's declaration of trust, The Denali Fund Inc. ("DNY"), whose address is set forth above, hereby notifies the Fund that it intends to nominate:
>
> Richard I. Barr as a director of the Fund to fill the Class II trustee vacancy which represents holders of the Fund's issued and outstanding Preferred Shares at the Fund's 2009 annual meeting of shareholders, including any adjournment, postponement, rescheduling, or continuation thereof (the "Annual Meeting"). Mr. Barr's address is 2344 Spruce Street, Suite A, Boulder, Colorado, 80302. Enclosed with this letter is Mr. Barr's resume and written consent to serve as trustee for the Fund. Mr. Barr will make himself available for interviews with the Fund's nominating committee at its convenience and complete any requested questionnaires or other documents necessary and related to his nomination as an Independent Trustee to represent the holders of Preferred Shares.

You request our assurance that we would not recommend enforcement action to the Commission if the Trust excludes the Proposal because the Proposal relates to the election for membership on the company's board of directors or analogous governing body in violation of Rule 14a-8(i)(8) under the Securities Exchange Act.

There appears to be some basis for your view that the Proposal may be excluded pursuant to Rule 14a-8(i)(8) as relating to the election to the Trust's board of trustees. *See, e.g.*, Midwest Banc Holdings, Inc. (pub. avail. Jan. 15, 2009); Transmeta Corp. (pub. avail. June 25, 2008); and Fonix Corp. (pub. avail. Nov. 27, 2007). Accordingly, we will not recommend enforcement action to the Commission if the Trust omits the submission from its proxy materials in reliance on Rule 14a-8(i)(8).

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel

cc: Joel L. Terwilliger, Esq.
Associate General Counsel, The Denali Fund Inc.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606-1285

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

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March 24, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Legal and Disclosure
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: TS&W / Claymore Tax-Advantaged Balanced Fund -- Omission of Shareholder Proposal Submitted by The Denali Fund Inc.

Dear Sir or Madam:

We are writing on behalf of our client, TS&W / Claymore Tax-Advantaged Balanced Fund, a Delaware statutory trust (the "Fund"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Fund's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted on February 18, 2009 by Joel L. Terwilliger on behalf of The Denali Fund Inc. ("Denali" and, together with Joel L. Terwilliger, the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Fund in connection with its 2009 annual meeting of shareholders.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing to the Staff (i) this letter, and (ii) the Proposal letter submitted by the Proponent and attached as Exhibit A. A copy of this letter is being sent simultaneously to the Proponent as notification of the

Fund's intention to omit the Proposal from its Proxy Materials. The Fund agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Fund only. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Fund.

I. THE PROPOSAL

The Proposal, which purports to be made pursuant to Rule 14a-8, reads as follows:

> "The Denali Fund Inc. ("DNY"), whose address is set forth above, hereby notifies the Fund that it intends to nominate:
>
> Richard I. Barr as a director of the Fund to fill the Class II trustee vacancy which represents holders of the Fund's Preferred Shares at the Fund's 2009 annual meeting of shareholders, including any adjournment, postponement, rescheduling, or continuation thereof (the "Annual Meeting"). Mr. Barr's address is 2344 Spruce Street, Suite A, Boulder, Colorado, 80302. Enclosed with this letter is a resume for Mr. Barr. Mr. Barr will make himself available for interviews with the Fund's nominating committee at its convenience and complete any requested questionnaires or other documents necessary and related to his nomination as an Independent Trustee to represent the holders of Preferred Shares."

The Fund requests that the Staff concur with the Fund's view that the Proposal may be excluded from the Proxy Materials because, in violation of Rule 14a-8(i)(8), the Proposal relates to the election of a member of the Fund's Board of Trustees.

II. BASIS FOR EXCLUDING THE PROPOSAL

Rule 14a-8(i)(8) permits a company to exclude a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors or analogous governing body." The Fund's governing body is its Board of

Trustees and the Proposal nominates a specific individual (namely, Mr. Richard I. Barr) for membership on the Board of Trustees.

The Proposal falls squarely within the contours of Rule 14a-8(i)(8). The Staff has previously taken the position that proposals relating to the election of a specific individual to a company's governing body may be properly excluded. *See, e.g., Midwest Banc Holdings, Inc.* (publicly available January 15, 2009) (allowing exclusion of a proposal nominating a specific individual to the company's governing body); *Transmeta Corp.* (publicly available June 25, 2008) (same); and *Fonix Corp.* (publicly available November 27, 2007) (same).

Because the Proposal nominates a specific individual to the Board of Trustees, the Fund clearly may properly exclude the Proposal under Rule 14a-8(i)(8).

III. CONCLUSION

For the reasons stated above, the Fund requests that the Staff concur with the Fund's view that the Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(8), because the Proposal relates to the election of a member of the Fund's Board of Trustees.

This letter is being filed with the Commission pursuant to Rule 14a-8(j) no later than 80 calendar days before the Fund intends to file its definitive Proxy Materials.

* * *

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (312) 407-0570.

Very truly yours,

Thomas A. Hale

cc: Joel L. Terwilliger
Associate General Counsel, The Denali Fund
Kevin M. Robinson
Chief Legal Officer, TS&W / Claymore Tax-Advantaged Balanced Fund



The Denali Fund Inc.

2344 Spruce Street, Suite A
Boulder, Colorado 80302
(303)442-2156
joel@boulderfunds.net

February 18, 2009

By Federal Express and U.S. Certified Mail

TS&W/Claymore Tax-Advantaged Balanced Fund (the "**Fund**")
Matthew J. Patterson, Secretary of the Fund
2455 Corporate West Drive
Lisle, Illinois 60532

Re: Notice of intent to nominate an individual for election as a trustee at the Fund's 2009 annual meeting of shareholders

Dear Mr. Patterson:

Pursuant to the provisions of the Fund's by-laws and other organizational documents including the Fund's declaration of trust, The Denali Fund Inc. ("**DNY**"), whose address is set forth above, hereby notifies the Fund that it intends to nominate:

> Richard I. Barr as a director of the Fund to fill the Class II trustee vacancy which represents holders of the Fund's issued and outstanding Preferred Shares at the Fund's 2009 annual meeting of shareholders, including any adjournment, postponement, rescheduling, or continuation thereof (the "**Annual Meeting**"). Mr. Barr's address is 2344 Spruce Street, Suite A, Boulder, Colorado, 80302. Enclosed with this letter is Mr. Barr's resume and written consent to serve as trustee for the Fund. Mr. Barr will make himself available for interviews with the Fund's nominating committee at its convenience and complete any requested questionnaires or other documents necessary and related to his nomination as an Independent Trustee to represent the holders of Preferred Shares.

DNY hereby represents to the Fund that it meets all the qualifications for eligibility to submit a proposal as set forth under § 14 and Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") and will continue to meet such requirements through the date of the Annual Meeting. Additionally, please find attached a demand for the shareholder list(s) of the Fund.

Preliminary information regarding this candidate is as follows:

> Mr. Barr has extensive experience serving as a non-interested director for closed-end funds, including Boulder Growth & Income Fund, Inc. ("**BIF**") since 2002, for Boulder Total Return Fund ("**BTF**") since 1999—also

serving as Chairman of the Board, for First Opportunity Fund, Inc. (formerly First Financial Fund; "**FF**") since 2001, and for The Denali Fund Inc. ("**DNY**") since 2007. Mr. Barr also serves as the non-interested director for the auction market preferred shares ("**AMPS**") issued by BIF, BTF, and DNY as well as on these funds' respective audit and nominating committees. Mr. Barr also has other relevant industry and financial experience which would prove to be an invaluable addition to the Fund's Board of Trustees.

There are no arrangements or understandings between DNY and the proposed candidate. This letter and all attachments hereto are submitted in a good-faith effort to satisfy the advance notice requirements of the Fund's governing documents as publicly disseminated to the Fund's shareholders and filed with the Securities and Exchange Commission. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact Joel L. Terwilliger, Esq. at the address provided above so that any deficiency can be cured. DNY reserves all rights provided to it under Rule 14a-8(f) of the Exchange Act.

DNY represents to the Fund that as of the date of this notice DNY is a shareholder of record of 93 shares of the Fund's Preferred Shares (the "**Shares**") and has held such Shares in compliance with the proxy solicitation requirements set forth under the Exchange Act. Further information in this regard can be provided upon your request. DNY further represents to the Fund that it intends to be present at the Annual Meeting in person or by proxy to nominate the above nominee to serve as a director of the Fund and to vote its Shares accordingly. DNY hereby represents to the Fund that it intends to continue to own, through the date of the Annual Meeting, these Shares.

This notice is submitted in reliance on the Fund's current public filings with the Securities and Exchange Commission, which indicated that a Class II trustee will be elected at the Fund's Annual Meeting. If the Fund determines that more than one trustee or a different class of trustee(s) will be elected at the Annual Meeting, please notify me in writing and DNY will provide the Fund with the required information for any additional trustee(s) to be so elected.

Please contact me at (303) 442-2156 if you have questions. Please fax a copy of any written response to the undersigned at (303) 245-0420.

Sincerely,

The Denali Fund Inc.

By: Joel L. Terwilliger
Its: Associate General Counsel

STATE OF COLORADO)
) SS.
COUNTY OF BOULDER)

Joel L. Terwilliger, having been first duly sworn according to law, deposes and says that he is Associate General Counsel of The Denali Fund Inc., that he is authorized to execute the foregoing demand for shareholder lists and to make the demand designations, authorizations and representations contained therein, and that the facts and statements contained in the foregoing demand for shareholder lists are true and correct.

The Denali Fund Inc.

By: Joel L. Terwilliger
Its: Associate General Counsel

SWORN TO AND SUBSCRIBED before me
this 18th day of February, 2009.

Notary Public
State of Colorado
My Commission expires: 4/28/10

NOTARY PUBLIC
STATE OF COLORADO

AFFIDAVIT

I, Joel L. Terwilliger, Associate General Counsel for The Denali Fund Inc. ("**DNY**"), duly sworn hereby on oath states as follows:

1. DNY is seeking information as to the record and beneficial shareholders of TS&W/Claymore Tax-Advantaged Balanced Fund (the "**Fund**") in order to solicit proxies in support of certain proposals of DNY at the Annual Meeting of shareholders of the Fund scheduled for 2009 and any adjournment or postponement thereof.

2. DNY will not use the list information for any purpose other than to solicit security holders with respect to the Annual Meeting of shareholders of the Fund scheduled for 2009 and any adjournments or postponements thereof.

3. DNY will not disclose such information to any person other than an employee or agent to the extent necessary to effectuate the communication or solicitation.

DATED: February 18, 2009

Joel L. Terwilliger
Associate General Counsel

SWORN TO AND SUBSCRIBED before me
this 18th day of February, 2009.

Notary Public
State of Colorado
My Commission expires 4/28/10

STATE OF COLORADO NOTARY PUBLIC

S:\FAS\Correspondence & Memos\TYW Director nominee Letter.doc

To: TS&W/Claymore Tax-Advantaged Balanced Fund
c/o Claymore Advisors, LLC
2455 Corporate West Drive
Lisle, IL 60532

Attention: Matthew J. Patterson, Corporate Secretary

Dear Mr. Patterson:

You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by The Denali Fund Inc. ("DNY") of its intention to nominate the undersigned as a Director at the next annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "2009 Annual Meeting"), (ii) being named as a nominee in any proxy statement filed by DNY in connection with the solicitation of proxies or written consents for election of the undersigned at the 2009 Annual Meeting, and (iii) serving as a Director if elected at the 2009 Annual Meeting.

The following personal information is being provided as part of this notice:

Name: Richard I. Barr
Age: 71
Date of Birth: 5/26/1937
Nationality: USA
Business Address: 2344 Spruce Street, Suite A, Boulder, CO 80302
Home Address: 2502 E. Solano Drive, Phoenix, AZ 85016

Sincerely yours,

Richard I. Barr

Richard I. Barr

Date: February 18th, 2009

STATE OF Arizona)
COUNTY OF Maricopa)

Sworn to before me this 18th day of February, 2009 by Richard I. Barr, an individual.

OFFICIAL SEAL
LASHON R. JONES
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires Aug. 10, 2010

Notary Public: State of
My Commission expires:

RICHARD BARR

2502 E. Solano Drive
Phoenix, AZ 85016

Telephone: (602) 955-6279
Fax: (602) 955-7548

Business Experience

- *Director [common and preferred shares],* The Denali Fund Inc., 2007 – present
- *Director [common and preferred shares],* Boulder Growth & Income Fund, Inc., 2002 – present
- *Director,* First Financial Fund, Inc. (now First Opportunity Fund, Inc.), 2001 – present
- *Director [common and preferred shares]*, Boulder Total Return Fund, Inc., 1998 – present
- *President and Director*, Advantage Sales and Marketing, Phoenix, Arizona, 1997-1999
- *President and CEO,* CBS Marketing, 1976-1997
- *Board of Directors, National Chairman, 1998,* Association of Sales and Marketing Companies (formerly National Food Brokers Association), 1992-1998
- *Board of Directo*rs, *President, 1994,* Valley Big Brothers/Big Sisters, 1988-1995
- *Board of Advisors*, Kansas University Business School, 1995-present
- *Board of Directors*, St. Mary's Food Bank, 1990-1996
- *President*, Arizona Food Brokers Association, 1992, 1994, 1996
- *Advisory Board Member*, Various food manufacturers, including H.J. Heinz, ConAgra, Kraft Foods, M&M Mars, etc., 1980 - present